FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
Securities Exchange Act of 1934
For the month of April 2011
SANTANDER UK PLC
(Translation of registrant’s name into English)
2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
EX-1
EX-4.1
EX-4.2

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-172925) OF SANTANDER UK PLC AND ABBEY NATIONAL TREASURY SERVICES PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
Santander UK plc and Abbey National Treasury Services plc hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File No. 333-172925).

Exhibit No.	Description of Document

1	Underwriting Agreement.

4.1	Form of fixed rate debt securities.

4.2	Form of floating rate debt securities.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 27 April 2011	SANTANDER UK PLC By /s/ Jessica Petrie (Authorised Signatory)